SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1995

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    REGAL-BELOIT CORPORATION

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    REGAL-BELOIT CORPORATION
    200 STATE STREET
    BELOIT, WI  53511

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator had duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 REGAL-BELOIT CORPORATION
                                  PERSONAL SAVINGS PLAN



                                    Robert C. Burress
                                 By -----------------------------------------
                                    Robert C. Burress
                                    Vice President, CFO and Secretary




Date:  June 28, 1996

                            REGAL-BELOIT CORPORATION

                              PERSONAL SAVINGS PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                            REGAL-BELOIT CORPORATION

                              PERSONAL SAVINGS PLAN


                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits
  December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

Schedule I      Item 27a--Schedule of Assets Held for Investment Purposes
                          December 31, 1995

Schedule II     Item 27d--Schedule of Reportable Transactions for the Year Ended
                          December 31, 1995

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Regal-Beloit Corporation Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Regal-Beloit Corporation Personal Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to in the accompanying index are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                ARTHUR ANDERSEN LLP
                                ---------------------------------------------
                                ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 30, 1996.

                            REGAL-BELOIT CORPORATION

                              PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


(1)  Description of the Plan-

The Regal-Beloit Corporation Personal Savings Plan (the "Plan") is a defined contribution plan established on July 1, 1988, to allow eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of Regal-Beloit Corporation (the "Company") with at least six months of service with the Company and who are not covered under separate plans. The Plan is subject to the U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

Participants of the Plan may direct their contributions into the following funds with Marshall & Ilsley Trust Company (the "Trustee"):

(a)  Fixed Income Fund-

Amounts allocated to the Fixed Income Fund are invested in a mutual fund with securities and obligations which produce a fixed rate of investment return, including but not limited to, United States government securities, corporate bonds, notes, debentures or any fixed income trust fund or funds maintained by the Trustee or its affiliates or other banks, or any contracts issued by insurance companies or other financial institutions.

(b)  Equity Fund-

Amounts allocated to the Equity Fund are invested in a mutual fund with equity type securities, without regard to whether such investments pay dividends or other forms of return, including but not limited to, common stock or other securities or obligations convertible or exercisable into equity securities or any mutual fund or equity common trust fund or funds maintained by the Trustee or its affiliate or other banks.

(c)  Company Stock Fund-

Amounts allocated to the Company Stock Fund are invested in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company Stock shall be made on the open market, from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.


(d)  Bond Fund-

This fund invests in a mutual fund which holds Government and Corporate bonds to generate a high level of current income while minimizing market volatility.

(e)  Balanced Fund-

Effective April 1994, this fund was made available for participant's election. Amounts allocated to the Balanced Fund seek income, consistent with preservation of capital. The Fund invests in a mutual fund with a diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

(f)  Opportunity Fund-

Effective April 1994, this fund was made available for participant's election. Amounts allocated to the Opportunity Fund are invested in a mutual fund which seeks to provide capital appreciation by investing in growth and aggressive growth stocks. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to mid-size.

Investments in the Equity Fund, Fixed Income Fund, Balanced Fund and Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

(g)  Loan Fund-

This fund permits a participant to borrow from their individual account an amount limited to 50% of their account balance to a maximum of $50,000. Interest at prevailing market rates (ranging from 8% to 11% as of December 31, 1995) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Participants at all times have a fully vested interest in their individual and Company contribution accounts. Distributions of participants' accounts can be made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant and upon termination of employment. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Earnings on the investments of the Trust are allocated to the participants' accounts based on the proportion of the participant's account to the total of all participants' accounts in each particular investment fund as of the quarterly valuation dates of March 31, June 30, October 31 and December 31.

The Company may terminate the Plan at any time. In the event of termination, or complete discontinuance of contributions, the rights of all participants to their accounts shall become fully vested and nonforfeitable. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

(2)  Significant Accounting Policies-

Basis of accounting-

The financial statements have been prepared on the accrual basis of accounting.

Use of accounting estimates-

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(3)  Funding Policy-

The Plan provides for discretionary Company contributions subject to the Board of Director's authorization to be allocated to the individual participant's account based on the proportion of a participant's compensation to the total compensation of all participants. In October 1995 and 1994, the Company's Board of Directors approved an incentive contribution of $100 to each employee participating or enrolled to participate in the Plan as of December 31, 1995 and 1994, respectively. These contributions were to encourage employees pre-tax retirement savings.

All other contributions have been made on a voluntary basis by employees.

Participants who contribute may elect to have their contributions invested in increments of 10% among any combination of the Fixed Income Fund, the Equity Fund, the Balanced Fund, the Opportunity Fund, the Company Stock Fund or the Bond Fund. This election can be changed on any January 1, April 1, July 1 or October 1.

(4)  Investments-

Investments are stated at fair market value as determined by the Trustee by reference to published market data.


The fair market value of individual investments that represent 5% or more of the Plan's total assets as of December 31, 1995 and 1994 are as follows:


                                               1995          1994
                                            ----------    ----------
Regal-Beloit Corporation Common Stock       $4,890,792    $2,661,071
Marshall Stock Fund                          1,379,462       968,784
M&I Employee Benefit Stable Principal Fund   3,819,912     3,315,416
Fidelity Balanced Fund                         914,930       792,353
Strong Opportunity Fund                      1,830,176     1,152,935

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation in fair market value of investments.

(5)  Income Tax Status-

The Plan has received a favorable tax determination letter dated November 29, 1989, indicating that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under Section 501(a) of the Code. Plan amendments adopted since the last tax determination letter will be included in the Plan's next filing (see footnote
7). In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

(6)  Related Party Transactions-

(a)  Cash and investments of the Plan are held in accounts of the Trustee.

(b)  The Plan invests in securities of the Company.

(c)  The Plan permits loans to participants.

These transactions are not considered prohibitive transactions by statutory exemptions under the ERISA regulations.

(7)  Subsequent Events-

Subsequent to December 31, 1995, the Plan obtained a new determination letter from the Internal Revenue Service dated April 12, 1996, approving the Plan as qualified for tax-exempt status.

Consent of Independent Public Accountants


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 1-7283).




                                   ARTHUR ANDERSEN LLP
                                   ------------------------------------------
                                   ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
June 24, 1996.

                                                                    SCHEDULE I



                                REGAL-BELOIT CORPORATION

                                  PERSONAL SAVINGS PLAN


             ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                    DECEMBER 31, 1995


 Number
   of                                                                  Market
 Shares   Description of Security                          Cost        Value
- --------- --------------------------------------------  -----------  ----------
  226,646 Regal-Beloit Corporation Common Stock(*)      $ 2,633,764  $ 4,890,792

  111,641 Marshall Stock Fund                             1,180,873    1,379,462

3,819,912 M&I Employee Benefit Stable Principal Fund      3,819,912    3,819,912

   59,152 Marshall Money Market Fund                         59,152       59,152

   60,151 Marshall Intermediate Bond Fund                   612,471      611,098

   67,100 Fidelity Balanced Fund                            863,966      914,930

   54,203 Strong Opportunity Fund                         1,563,295    1,830,176
                                                        -----------  -----------

          Total Investments                              10,733,433   13,505,522
          Loans to Participants
           (Interest Rates:  8% - 11%)(*)                         0      530,254
                                                        -----------  -----------
          Total Assets Held for Investment              $10,733,433  $14,035,776
                                                        ===========  ===========

                          (*) Represents a party-in-interest

                                                                    SCHEDULE II


                                            REGAL-BELOIT CORPORATION

                                             PERSONAL SAVINGS PLAN


                               ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                                      FOR THE YEAR ENDED DECEMBER 31, 1995

 Identity of Party                            Number               Number                          Net
Involved/Description                            of       Purchase    of     Selling    Cost of     Gain
   of Asset                                  Purchases    Price     Sales    Price    Asset Sold  (Loss)
- -------------------------------------------- ---------  ---------- ------- ---------- ---------- -------
Regal-Beloit Corporation Common Stock(*)          29    $  698,995      9  $  114,947 $   81,926 $33,021

M&I Employee Benefit Stable Principal Fund        88     1,063,143     27     558,648    558,648       0

Marshall Money Market Fund                       520     3,003,461    441   2,976,340  2,976,340       0

Strong Opportunity Fund                           72       523,138     15     130,199    114,696  15,503


                               (*) Represents a party-in-interest

                                              REGAL-BELOIT CORPORATION
                                               PERSONAL SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                        FOR THE YEAR ENDED DECEMBER 31, 1994

                                                           Fund Information
                         ---------------------------------------------------------------------------------
                             Fixed                    Company
                             Income       Equity       Stock       Bond     Balanced  Opportunity   Loan     Combined
                              Fund         Fund        Fund        Fund       Fund      Fund        Fund   Plan Total
                         ------------- ------------- ---------- ---------- ---------- ----------- -------- -------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

Employee contributions   $    557,375  $    204,326  $  342,230 $  89,528  $ 114,682  $   143,783 $      0 $  1,451,924
Employee rollovers             31,342         1,525      11,399        66      2,296        7,768        0       54,396
Employer contributions
  (Note 3)                     43,720        10,120      24,225     5,995      7,000       13,640        0      104,700
Investment income-
 Interest and dividends       194,456        17,633      57,693    37,782     16,803        4,708   38,477      367,552
 Net appreciation
 (depreciation)in fair
 market value of
 investments                        0      (109,458)     56,480   (56,060)   (26,883)      57,260        0      (78,661)
                         ------------- ------------- ----------- --------- ---------- ----------- --------- ------------
    Total additions           826,893       124,146     492,027    77,311    113,898      227,159   38,477    1,899,911
                         ------------- ------------- ----------- --------- ---------- ----------- --------- ------------
DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
Administrative fees            28,700        13,524       6,866     4,296      2,015        2,466        0       57,867
Benefits paid to
participants                  249,757       118,817      87,218    18,798     17,231       60,470   23,693      575,984
                         ------------- ------------- ----------- --------- ---------- ----------- --------- ------------
    Total deductions          278,457       132,341      94,084    23,094     19,246       62,936   23,693      633,851
                         ------------- ------------- ----------- --------- ---------- ----------- --------- ------------
TRANSFERS BETWEEN FUNDS      (603,476)     (802,001)     15,301  (391,580)   709,573    1,008,620   63,563            0

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
 Beginning of year          3,434,566     1,789,723   2,323,034   813,764          0            0  484,808    8,845,895
                          ------------  ------------ ---------- ---------  ---------- ----------- -------- -------------
 End of year              $ 3,379,526   $   979,527  $2,736,278 $ 476,401  $ 804,225   $1,172,843 $563,155 $ 10,111,955
                          ============  ============ ========== =========  ========== =========== ======== =============

The accompanying notes are an integral part of this statement.

                                              REGAL-BELOIT CORPORATION
                                               PERSONAL SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                            Fund Information
                             ----------------------------------------------------------------------------------
                                Fixed                   Company
                                Income       Equity      Stock       Bond     Balanced  Opportunity     Loan     Combined
                                 Fund         Fund        Fund       Fund       Fund       Fund         Fund    Plan Total
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
Employee contributions       $   645,378  $   165,364  $  493,157 $  81,512  $ 147,293  $    271,763 $       0  $ 1,804,467
Employee rollovers                 7,371       34,336      25,901    10,381      1,569        25,449         0      105,007
Employer contributions
  (Note 3)                        41,610       11,180      29,865     6,000      7,195        17,350         0      113,200
Investment income-
 Interest and dividends          228,029       19,647      87,259    37,035     37,052        10,387    46,705      466,114
 Net appreciation in fair
 market value of
 investments                           0      321,903   1,729,938    42,080     78,792       345,657         0    2,518,370
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------
    Total additions              922,388      552,430   2,366,120   177,008    271,901       670,606    46,705    5,007,158
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Administrative fees               29,350       13,992      11,306     4,377      3,388         5,920         0       68,333
Benefits paid to
 participants                    343,922      120,147     185,056    20,768     43,136        34,141    45,408      792,578
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------
    Total deductions             373,272      134,139     196,362    25,145     46,524        40,061    45,408      860,911
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------
TRANSFERS BETWEEN FUNDS          (28,154)      (5,093)    113,305    (4,794)  (100,347)       55,890   (30,807)           0

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year              3,379,526      979,527   2,736,278   476,401    804,225     1,172,843   563,155   10,111,955
                             ------------ ------------ ---------- ---------- ---------- ------------ ---------- -----------
End of year                  $ 3,900,488  $ 1,392,725  $5,019,341 $ 623,470  $ 929,255    $1,859,278 $ 533,645  $14,258,202
                             ============ ============ ========== ========== ========== ============ ==========

The accompanying notes are an integral part of this statement.

                                                 REGAL-BELOIT CORPORATION
                                                  PERSONAL SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 AS OF DECEMBER 31, 1994

                                                                       Fund Information
                                             ---------------------------------------------------------------------
                                                Fixed              Company
                                               Income    Equity     Stock     Bond   Balanced Opportunity   Loan    Combined
                                                Fund      Fund      Fund      Fund     Fund      Fund       Fund    Plan Fund
                                             ---------- -------- ---------- -------- -------- ----------- -------- -----------
               ASSETS
- -----------------------------------------
CASH                                         $        0 $      0 $        0 $      0 $      0 $         0 $    366 $       366

RECEIVABLES:
 Accrued interest and dividends                  17,572        0     15,784        0        5           6    1,808      35,175
 Employee contributions                           8,541    3,215      7,995    3,342    4,114       5,458        0      32,665
 Employer contributions (Note 3)                 43,720   10,120     24,225    5,995    7,000      13,640        0     104,700
                                             ---------- -------- ---------- -------- -------- ----------- -------- -----------
                                                 69,833   13,335     48,004    9,337   11,119      19,104    1,808     172,540
INVESTMENTS AT FAIR VALUE
(Cost of $8,857,777):
 Regal-Beloit Corporation Common Stock                0        0  2,661,071        0        0           0        0   2,661,071
 Marshall Stock Fund                                  0  968,784          0        0        0           0        0     968,784
 M&I Employee Benefit Stable Principal Fund   3,315,416        0          0        0        0           0        0   3,315,416
 Marshall Money Market Fund                           0        0     28,985        0    1,416       1,631        0      32,032
 Marshall Intermediate Bond Fund                      0        0          0  467,933        0           0        0     467,933
 Fidelity Balanced Fund                               0        0          0        0  792,353           0        0     792,353
 Strong Opportunity Fund                              0        0          0        0        0   1,152,935        0   1,152,935
                                             ---------- -------- ---------- -------- -------- ----------- -------- -----------
                                              3,315,416  968,784  2,690,056  467,933  793,769   1,154,566        0   9,390,524
LOANS TO PARTICIPANTS                                 0        0          0        0        0           0  560,981     560,981
                                             ---------- -------- ---------- -------- -------- ----------- -------- -----------
     Total assets                             3,385,249  982,119  2,738,060  477,270  804,888   1,173,670  563,155  10,124,411

            LIABILITIES
- ------------------------------------------
ACCRUED ADMINISTRATIVE FEES                       5,723    2,592      1,782      869      663         827        0      12,456
                                             ---------- -------- ---------- -------- -------- ----------- -------- -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $3,379,526 $979,527 $2,736,278 $476,401 $804,225 $ 1,172,843 $563,155 $10,111,955
                                             ========== ======== ========== ======== ======== =========== ======== ===========

The accompanying notes are an integral part of this statement.

                                               REGAL-BELOIT CORPORATION
                                                PERSONAL SAVINGS PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                               AS OF DECEMBER 31, 1995

                                                                       Fund Information
                                           -----------------------------------------------------------------------
                                              Fixed                Company
                                             Income     Equity      Stock     Bond   Balanced Opportunity   Loan    Combined
                                              Fund       Fund       Fund      Fund     Fund      Fund       Fund    Plan Total
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
               ASSETS
- -----------------------------------------
CASH                                       $        0 $        0 $        0 $      0 $      0 $         0 $    366 $       366

RECEIVABLES:
 Accrued interest and dividends                19,950          1     22,672    3,270        4          19    3,025      48,941
 Employee contributions                        31,766      7,260     22,177    4,579    8,452      14,488        0      88,722
 Employer contributions (Note 3)               41,610     11,180     29,865    6,000    7,195      17,350        0     113,200
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
                                               93,326     18,441     74,714   13,849   15,651      31,857    3,025     250,863
INVESTMENTS AT FAIR VALUE
(cost of $10,733,433):
 Regal-Beloit Corporation Common Stock              0          0  4,890,792        0        0           0        0   4,890,792
 Marshall Stock Fund                                0  1,379,462          0        0        0           0        0   1,379,462
 M&I Employee Benefit Stable Principal
  Fund                                      3,819,912          0          0        0        0           0        0   3,819,912
 Marshall Money Market Fund                         0          0     59,147        0        5           0        0      59,152
 Marshall Intermediate Bond Fund                    0          0          0  611,098        0           0        0     611,098
 Fidelity Balanced Fund                             0          0          0        0  914,930           0        0     914,930
 Strong Opportunity Fund                            0          0          0        0        0   1,830,176        0   1,830,176
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
                                            3,819,912  1,379,462  4,949,939  611,098  914,935   1,830,176        0  13,505,522
LOANS TO PARTICIPANTS                               0          0          0        0        0           0  530,254     530,254
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
     Total assets                           3,913,238  1,397,903  5,024,653  624,947  930,586   1,862,033  533,645  14,287,005
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
             LIABILITIES
- -----------------------------------------
ACCRUED ADMINISTRATIVE FEES                    12,750      5,178      5,312    1,477    1,331       2,755        0      28,803
                                           ---------- ---------- ---------- -------- -------- ----------- -------- -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $3,900,488 $1,392,725 $5,019,341 $623,470 $929,255 $ 1,859,278 $533,645 $14,258,202

                                           ========== ========== ========== ======== ======== =========== ======== ===========

The accompanying notes are an integral part of this statement.